UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ocean Power Technologies, Inc.

File No. 001-33417- CF#24484

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       Ocean Power Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 10, 2009.

       Based on representations by Ocean Power Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.1   through September 25, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Brigitte Lippmann
                              Special Counsel